UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

PDC 2004-D LIMITED PARTNERSHIP
(Name of Issuer)

PDC 2004-D Limited Partnership
Petroleum Development Corporation
DP 2004 Merger Sub, LLC
(Names of Persons Filing Statement)
Limited Partnership Units
(Title of Class of Securities)
(CUSIP Number of Class of Securities)

Daniel W. Amidon
1775 Sherman Street, Suite 3000
Denver, CO 80203
(303) 860-5800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)
This statement is filed in connection with (check the appropriate box):
a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,523,794.40	$893

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying the 1660.1 limited partnership units held by limited partners unaffiliated with Petroleum Development Corporation by $7,544 per limited partnership unit.

**	Calculated by multiplying the transaction valuation calculated above of $12,523,794.40 by 0.0000713.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$893
Form or Registration No.:	Schedule 14A
Filing Party:	PDC 2004-D Limited Partnership
Date Filed:	July 14, 2010

INTRODUCTION
     This transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder, by (i) PDC 2004-D Limited Partnership, a West Virginia limited partnership (the “Partnership,” and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby); (ii) Petroleum Development Corporation, a Nevada corporation and managing general partner of the Partnership (“PDC”); and (iii) DP 2004 Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of PDC (the “Merger Sub” and together with the Partnership and PDC, the “Filing Persons”).
     This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 7, 2010, as it may be amended from time to time (the “Merger Agreement”), among the Partnership, PDC and the Merger Sub. If the Merger Agreement is approved by the Partnership’s limited partners other than PDC and its affiliates (the “Investors”) and the other conditions to closing of the Merger (as defined below) are satisfied or waived, the Partnership will merge with and into the Merger Sub, with the Merger Sub continuing as the surviving entity (such transaction, the “Merger”). Upon consummation of the Merger, all of the Partnership’s outstanding limited partnership units held by Investors (other than limited partnership units held by Investors who properly exercise appraisal rights under West Virginia law) will be converted into the right to receive cash in an amount equal to $7,544 per limited partnership unit, less the sum of the per unit cash distributions made after June 30, 2010 and before the closing date of the Merger (proportionally adjusted for partial limited partnership units). Following the consummation of the Merger, the Partnership will no longer be a publicly traded company, the Partnership will no longer be required to file reports with the SEC and the Investors will no longer participate in the Partnership’s future earnings or growth.
     Concurrently with the filing of this statement, the Partnership is filing a preliminary proxy statement (the “Proxy Statement”) with the SEC under Regulation 14A of the Exchange Act relating to the special meeting of Investors at which the Investors will consider and vote upon proposals to approve and adopt (i) the Merger Agreement and (ii) an amendment to the Limited Partnership Agreement of the Partnership (“Partnership Agreement Amendment”). The adoption of the Merger Agreement and the Partnership Agreement Amendment each requires the affirmative vote of the holders of a majority of the outstanding limited partnership units held by Investors.
     The cross-references below are being supplied in accordance with General Instruction G of Schedule 13E-3 and show the location in the Proxy Statement, including all appendices thereto, of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including the appendices thereto, is incorporated in its entirety herein by reference and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect the completion or amendment of the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person, and none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.

i

ITEM 1. SUMMARY TERM SHEET
Item 1001 of Regulation M-A:
     The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
Item 1002 of Regulation M-A:
     (a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Parties––PDC 2004-D Limited Partnership”

•	“Additional Business Information––PDC 2004-D Limited Partnership––General”
     (b) Securities. The information set forth in the Proxy Statement under the caption “Summary Term Sheet––Parties––PDC 2004-D Limited Partnership” is incorporated herein by reference.
     (c) Trading Market and Price. There is no established trading market for the Partnership’s limited partnership units.
     (d) Dividends. The information set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2009 under the caption “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” and the information set forth in the Proxy Statement under the following captions are incorporated herein by reference:
•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Why is PDC making an offer to acquire the Partnership at this time?”

•	“Special Factors with Respect to the Merger––Alternatives to the Merger ––Comparison of the Merger to Continuing Operations”
     (e) Prior Public Offerings. Not applicable.
     (f) Prior Stock Purchases. The information is set forth under the caption “Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers––Transactions in Limited Partnership Units” is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON(S).
Item 1003 of Regulation M-A:
     (a) Name and Address. PDC 2004-D Limited Partnership is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Parties”

•	“Management”
     (b) Business and Background of Entities. The information set forth in the Proxy Statement under the caption “Summary Term Sheet—Parties” is incorporated herein by reference. None of PDC, the Partnership or the Merger Sub has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of PDC, the Partnership or the Merger Sub has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “Management” is incorporated herein by reference. None of the officers or directors of PDC or the Merger Sub has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of such persons has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
ITEM 4. TERMS OF THE TRANSACTION.
Item 1004 of Regulation M-A:
     (a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger”

•	“The Special Meeting—Investor Vote Required to Approve the Amendment to the Partnership Agreement and the Merger Agreement”

•	“Proposal 1—Approval of the Amendment to the Partnership Agreement”

•	“Proposal 2—Approval of the Merger Agreement”

•	“Method of Determining Merger Value and Amount of Cash Offered”

•	“The Merger Agreement”

•	“Appendix A––Agreement and Plan of Merger”

•	“Appendix G––Form of Amendment to Partnership Agreement”
     (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger—Recommendation of the Board of Directors of PDC and the Special Committee”

•	“Special Factors with Respect to the Merger—Effects of the Merger”

•	“Special Factors with Respect to the Merger—Conflicting Duties of PDC, Individually and as the General Partner”

•	“Special Factors with Respect to the Merger—Financial Interest of Officers and Directors”

•	“Rights of Dissenting Investors”

•	“The Merger Agreement”
     (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Do I have dissenters’ rights?”

•	“Rights of Dissenting Investors”

•	“Appendix C––West Virginia Business Corporation Act––Appraisal Rights”
     (e) Provisions for Unaffiliated Security Holders. The Investors will be entitled to access PDC’s and the Partnership’s corporate records in the manner permitted by applicable federal and Nevada and West Virginia state laws. Neither PDC nor the Partnership has made any other provision to grant the Investors access to the corporate records of PDC or the Partnership, or for the Investors to obtain counsel or appraisal services at PDC’s or the Partnership’s expense.
     (f) Eligibility for Listing or Trading. Not applicable.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Item 1005 of Regulation M-A:
     (a) Transactions. The information set forth in the Proxy Statement under the caption “Transactions Among the Partnership, PDC, the Merger Sub, and their Directors and Officers” is incorporated herein by reference.
     (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––Conflicting Duties of PDC, Individually and as the General Partner”

•	“Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers”
     (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––Conflicting Duties of PDC, Individually and as the General Partner”

•	“Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers”
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger––Conflicting Duties of PDC, Individually and as the General Partner”

•	“Special Factors with Respect to the Merger––Financial Interests of Officers and Directors”

•	“Special Factors with Respect to the Merger ––Payment of Expenses and Fees”

•	“The Special Meeting––Solicitation of Proxies and Costs”

•	“The Merger Agreement”

•	“Security Ownership of Certain Beneficial Owners and Management”

•	“Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers”

•	“Additional Business Information––PDC 2004-D Limited Partnership”

•	“Appendix A—Agreement and Plan of Merger”
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Item 1006 of Regulation M-A:
     (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––Effects of the Merger”

•	“Special Factors with Respect to the Merger—Termination of Registration and Reporting Requirements”

•	“Special Factors with Respect to the Merger ––Material U.S. Federal Income Tax Consequences”

•	“Special Factors with Respect to the Merger ––Accounting Treatment”

•	“The Merger Agreement”

•	“Appendix A––Agreement and Plan of Merger”
     (c)(1-8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger—Background of the Merger”

•	“Special Factors with Respect to the Merger––PDC’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––Effects of the Merger”

•	“Special Factors with Respect to the Merger––Termination of Registration and Reporting Requirements”

•	“Special Factors with Respect to the Merger––Material U.S. Federal Income Tax Consequences”

•	“Special Factors with Respect to the Merger––Accounting Treatment”

•	“The Merger Agreement”

•	“Appendix A––Agreement and Plan of Merger”
ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
Item 1013 of Regulation M-A:
     (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Purpose of the Proposed Merger Transaction”

•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Why is PDC making an offer to acquire the partnership at this time?”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––PDC’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––Recommendation of the Board of Directors of PDC and the Special Committee”

•	“Special Factors with Respect to the Merger––Effects of the Merger”

•	“Special Factors with Respect to the Merger––Termination of Registration and Reporting Requirements”
     (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––Alternatives to the Merger”
     (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Purpose of the Proposed Merger Transaction”

•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Why is PDC making an offer to acquire the partnership at this time?”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––PDC’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––Recommendation of the Board of Directors of PDC and the Special Committee”
     (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger—General”

•	“Special Factors with Respect to the Merger––Effects of the Merger”

•	“Special Factors with Respect to the Merger––Termination of Registration and Reporting Requirements”

•	“Special Factors with Respect to the Merger––Material U.S. Federal Income Tax Consequences”

•	“Special Factors with Respect to the Merger––Accounting Treatment”

•	“Proposal 2––Approval of the Merger Agreement”

•	“Method of Determining Merger Value and Amount of Cash Offered”

•	“Distribution of Cash Payments”

•	“The Merger Agreement”

•	“Appendix A––Agreement and Plan of Merger”
ITEM 8. FAIRNESS OF THE TRANSACTION.
Item 1014 of Regulation M-A:
     (a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger––PDC’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––Recommendation of the Board of Directors of PDC and the Special Committee”
     (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––PDC’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––Recommendation of the Board of Directors of PDC and the Special Committee”

•	“Special Factors with Respect to the Merger––Opinion of the Special Committee’s Financial Advisor”

•	“Method of Determining Merger Value and Amount of Cash Offered”

•	“Rights of Dissenting Investors”

•	“Appendix B––Opinion of the Special Committee’s Financial Advisor”

     (c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Question and Answers About the Proposed Merger Transaction––What will investor approval of the proposed transaction mean for me?”

•	“The Special Meeting––Investor Vote Required to Approve the Amendment to the Partnership Agreement and the Merger Agreement”

•	“The Merger Agreement––Conditions to Complete the Merger”

•	“Appendix A––Agreement and Plan of Merger”
     (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––Recommendation of the Board of Directors of PDC and the Special Committee”

•	“Special Factors with Respect to the Merger—Conflicting Duties of PDC, Individually and as the General Partner”

•	“Risk Factors—You were not independently represented in establishing the terms of the merger.”
     (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––Recommendation of the Board of Directors of PDC and the Special Committee”
     (f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger––Third-Party Offers”

•	“Third Party Offers”
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
Item 1015 of Regulation M-A:
     (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––Recommendation of the Board of Directors of PDC and the Special Committee”

•	“Special Factors with Respect to the Merger––Opinion of the Special Committee’s Financial Advisor”

•	“Appendix B––Opinion of the Special Committee’s Financial Advisor”
     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––Recommendation of the Board of Directors of PDC and the Special Committee”

•	“Special Factors with Respect to the Merger––Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors with Respect to the Merger––Conflicting Duties of PDC, Individually and as General Partner”

•	“Method of Determining Merger Value and Amount of Cash Offered”

•	“Appendix B––Opinion of the Special Committee’s Financial Advisor”
     (c) Availability of Documents. The opinion referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of PDC during its regular business hours by any interested Investor or by a representative of an Investor who has been so designated in writing. A copy of the opinion will be transmitted by PDC to any interested Investor or to a representative of an Investor who has been so designated in writing upon written request and at the expense of the requesting Investor.
ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
Item 1007 of Regulation M-A:
     (a) Sources of Funds. The information set forth in the Proxy Statement under the caption “Special Factors with Respect to the Merger––Sources of Funds” is incorporated herein by reference.
     (b) Conditions. The information set forth in the Proxy Statement under the caption “Special Factors with Respect to the Merger––Sources of Funds” is incorporated herein by reference.
     (c) Expenses. The information set forth in the Proxy Statement under the caption “Special Factors with Respect to the Merger––Payment of Expenses and Fees” is incorporated herein by reference.
     (d) Borrowed Funds. The information set forth in the Proxy Statement under the caption “Special Factors with Respect to the Merger––Sources of Funds” is incorporated herein by reference.
ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Item 1008 of Regulation M-A:
     (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger—Financial Interests of Officers and Directors”

•	“Security Ownership of Certain Beneficial Owners and Management”
     (b) Securities Transactions. The information set forth in the Proxy Statement under the caption “Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers—Transactions in Limited Partnership Units” is incorporated herein by reference.
ITEM 12. THE SOLICITATION OR RECOMMENDATION.
Item 1012 of Regulation M-A:
     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption “Special Factors with Respect to the Merger—Financial Interests of Officers and Directors” is incorporated herein by reference.

     (e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Recommendation Regarding the Proposed Merger Transaction:

•	“Special Factors with Respect to the Merger––Recommendation of the Board of Directors of PDC and the Special Committee”

•	“The Special Meeting—Recommendation of the Board of Directors of PDC and the Special Committee”

•	“Proposal 1—Approval of the Amendment to the Partnership Agreement”

•	“Proposal 2—Approval of the Merger Agreement”
ITEM 13. FINANCIAL STATEMENTS.
Item 1010 of Regulation M-A:
     (a) Financial Information. The financial statements and accompanying notes to the financial statements included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2009 are incorporated herein by reference. In addition, the information included in the Proxy Statement under the captions “Summary Financial Information” and “Where You Can Find More Information” is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
Item 1009 of Regulation M-A:
     (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Who can help answer my questions?”

•	“Special Factors with Respect to the Merger––Payment of Expenses and Fees”

•	“The Special Meeting––Solicitation of Proxies and Costs”
     (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Who can help answer my questions?”

•	“Special Factors with Respect to the Merger––Payment of Expenses and Fees”

•	“The Special Meeting––Solicitation of Proxies and Costs”
ITEM 15. ADDITIONAL INFORMATION.
Item 1011 of Regulation M-A:
     (b) Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.
ITEM 16. EXHIBITS.
Item 1016 of Regulation M-A:

Exhibit Index

(a)(1)	Proxy Statement filed with the SEC on July 14, 2010 (incorporated by reference to the Schedule 14A filed by the Partnership on July 14, 2010).

(a)(2)	Form of proxy card, filed with the SEC with the Proxy Statement on July 14, 2010 (incorporated by reference to the Schedule 14A filed by the Partnership on July 14, 2010).

(b)(1)	Amended and Restated Credit Agreement, dated as of November 4, 2005, by and among Petroleum Development Corporation, as borrower, and JPMorgan Chase Bank, N.A. and BNP Paribas, as lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Petroleum Development Corporation on November 4, 2005).

(b)(2)	First Amendment to Amended and Restated Credit Agreement, dated as of August 9, 2007, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A., BNP Paribas and Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Petroleum Development Corporation on August 15, 2007).

(b)(3)	Second Amendment to Amended and Restated Credit Agreement, dated as of October 16, 2007, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A. and various other banks (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Petroleum Development Corporation on October 22, 2007).

(b)(4)	Third Amendment to Amended and Restated Credit Agreement, dated as of July 15, 2008, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A. and various other banks (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Petroleum Development Corporation on July 21, 2008).

(b)(5)	Fourth Amendment to Amended and Restated Credit Agreement, dated as of July 18, 2008, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A. and various other banks (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Petroleum Development Corporation on July 21, 2008).

(b)(6)	Fifth Amendment to Amended and Restated Credit Agreement, dated as of November 12, 2008, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A. and various other banks (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Petroleum Development Corporation on November 19, 2008).

(b)(7)	Sixth Amendment to Amended and Restated Credit Agreement, dated as of May 22, 2009, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A. and various other banks (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Petroleum Development Corporation on May 29, 2009).

(b)(8)	Seventh Amendment to Amended and Restated Credit Agreement, dated as of October 29, 2009, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A. and various other banks (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Petroleum Development Corporation on November 4, 2009).

(b)(9)	Eighth Amendment to Amended and Restated Credit Agreement, dated as of December 18, 2009, by and among Petroleum Development Corporation, certain of its subsidiaries, JPMorgan Chase Bank, N.A. and various other banks (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed by Petroleum Development Corporation on March 4, 2010).

(c)(1)	Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated as of June 4, 2010, attached as Appendix B to the Proxy Statement (incorporated by reference to the Schedule 14A filed by the Partnership on July 14, 2010).

(c)(2)	Discussion materials, dated June 4, 2010, provided to the Special Committee by Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of June 7, 2010, attached as Appendix A to the Proxy Statement (incorporated by reference to the Schedule 14A filed by the Partnership on July 14, 2010).

(d)(2)	Form of Amendment to Partnership Agreement, attached as Appendix G to the Proxy Statement (incorporated by reference to the Schedule 14A filed by the Partnership on July 14, 2010).

(e)(1)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Recommendation Regarding the Proposed Merger Transaction,” “Special Factors with Respect to the Merger––Background of the Merger,” “Special Factors with Respect to the Merger––Conflicting Duties of PDC, Individually and as the General Partner” and “Risk Factors—You were not independently represented in establishing the terms of the merger” (incorporated by reference to the Schedule 14A filed by the Partnership on July 14, 2010).

(f)(1)	Sections 31D-13-1301 through 1303, 1320 through 1326 and 1330 through 1331 of the West Virginia Business Corporations Act, attached as Appendix C to the Proxy Statement (incorporated by reference to the Schedule 14A filed by the Partnership on July 14, 2010).

(g)	None.

(h)	None.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PDC 2004-D LIMITED PARTNERSHIP By: PETROLEUM DEVELOPMENT CORPORATION, its Managing General Partner

By:	/s/ Gysle R. Shellum
GYSLE R. SHELLUM,
Chief Financial Officer

PETROLEUM DEVELOPMENT CORPORATION
By:	/s/ Richard W. McCullough
RICHARD W. MCCULLOUGH,
Chairman and Chief Executive Officer

DP 2004 MERGER SUB, LLC By: PETROLEUM DEVELOPMENT CORPORATION, its Sole Member

By:	/s/ Richard W. McCullough
RICHARD W. MCCULLOUGH,
Chairman and Chief Executive Officer

Dated: July 14, 2010